TSINGTAO
青島啤酒

.ng
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

September 26, 2008

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, these documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Ruixiang Zhang

張瑞祥

(Enclosure)

cc: Xueju Zhang
(Tsingtao Brewery)
Chun Wei / Lu Chai
(Sullivan & Cromwell LLP)

10/1

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

September 26, 2008

A. ANNOUNCEMENT.
B. CONNECTED TRANSACTION.
ACQUISITION OF THE REMAINING 25% EQUITY INTEREST IN TSINGTAO BEER SHANGHAI SONGJIANG COMPANY LIMITED.
C. CLARIFICATION ANNOUNCEMENT.
D. ANNOUNCEMENT ON INCREASE IN SHAREHOLDING OF THE COMPANY BY CONTROLLING SHAREHOLDER.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 13 July 2008, Anheuser-Busch Companies Inc. ("A-B"), which has an interest of 27% in Tsingtao Brewery Company Limited (the "Company"), and InBev S.A. ("InBev") announced an agreement to combine the two companies, forming the world's leading global brewer (the "Proposed Combination"). Completion of such combination is still subject to the completion of the relevant procedures.

The Company has paid close attention to the Proposed Combination and the Company has been actively discussing and negotiating with A-B and InBev in relation to the relevant issues concerning the Company. The board of directors of the Company is pleased to announce that on 5 September 2008, InBev, A-B, Tsingtao Brewery Group Company Limited ("TBGCL") and the Company have entered into an Undertaking Agreement, whereby In-Bev and A-B have unconditionally and irrevocably covenant to TBGCL and the Company that as from the date A-B becomes a subsidiary of InBev (the "Acquisition Date") as a result of the Proposed Combination, InBev shall substitute A-B in all respects and assume and fulfil the duties and obligations of A-B under the Strategic Investment Agreement dated 21 October 2002 between the Company and A-B and the subsequent amendments made thereto (the "Strategic Investment Agreement"), as well as the related Undertaking Agreement dated 21 October 2002 and the Voting Trust Agreement dated 20 October 2003 between, among others, TBGCL and A-B and the subsequent amendments made thereto (together the "SIA and Related Agreements"), as if InBev had signed the SIA and Related Agreements on the Acquisition Date in place of A-B and become one of the parties to those agreements.

By order of the board of directors
Tsingtao Brewery Company Limited
Jin Zhi Guo
Chairman

Qingdao, the People's Republic of China
8 September 2008

The board of directors of the Company as at the date hereof comprises:

Executive Directors: *Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM

Independent Directors: *Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*

TSINGTAO 青島啤酒

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

CONNECTED TRANSACTION

ACQUISITION OF THE REMAINING 25% EQUITY INTEREST IN TSINGTAO BEER SHANGHAI SONGJIANG COMPANY LIMITED

On 9 September 2008, the Purchaser, a wholly owned subsidiary of the Company, entered into the Agreement, pursuant to which the Purchaser agreed to acquire 25% equity interest in the Target Company from the Seller for a cash consideration of the Hong Kong dollars equivalent of RMB51.25 million (approximately HK$58.24 million). The Target Company is currently a 75%-owned subsidiary of the Company, and will become wholly owned by the Group upon completion of the Agreement.

The Seller is a substantial shareholder of the Target Company, which is a 75%-owned subsidiary of the Company and is therefore a connected person of the Company. The entering into of the Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (other than the profits ratio) as defined in Rule 14A.10 of the Listing Rules is more than 0.1% but less than 2.5%, the entering into of the Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

BACKGROUND

Pursuant to the Equity Transfer Agreement dated 9 August 2000 entered into between the Company and the Seller relating to the transfer of 75% equity interest in the Target Company from the Seller to the Company (the "2000 Agreement"), the Seller has a put option to transfer the remaining 25% equity interest in the Target Company to the Company or its assignee at the price of a foreign currency equivalent of RMB51.25 million exercisable within 10 years after completion of the transfer of 75% equity interest. The Purchaser, as a wholly-owned subsidiary of the Company, was designated by the Company to enter into the Agreement for acquisition of the Sale Interest from the Seller.

THE AGREEMENT

Date

9 September 2008

Parties

Seller: Carlsberg Brewery Hong Kong Limited, which is a company engaged in the brewery and sales of beer, and other related business

Purchaser: Tsingtao Beer (H. K.) Trading Company Limited (青島啤酒香港貿易有限公司), a wholly-owned subsidiary of the Company

The payment obligations of the Purchaser under the Agreement are guaranteed by the Company.

Assets to be acquired:

Sale Interest — 25% equity interest in the Target Company

Consideration

The consideration for the transfer of the Sale Interest from the Seller to the Purchaser is the Hong Kong dollars equivalent of RMB51.25 million (approximately HK$58.24 million) as agreed by the Seller and the Company under the 2000 Agreement. Pursuant to the Agreement, the consideration will be payable in cash at an exchange rate of the middle rate of the "RMB exchanged to HK$" announced by the State Administration of Foreign Exchange on such previous date as the monies are credited into the Seller's bank account. The consideration will be funded with internal resources of the Group.

Completion and payment terms

The Seller and the Purchaser agreed to jointly submit the documents and applications to the relevant PRC governmental agencies for the approval of the transfer of the Sale Interest within 30 days after the signing of the Agreement and procure such approval to be issued as soon as possible.

The consideration for the transfer is required to be paid within 10 days as of such date as the relevant commercial authority issues the Certificate of Approval for Foreign-invested Enterprises in respect of the transfer of the Sale Interest and such transfer is registered with the PRC administration authority for industry and commerce.

INFORMATION ON THE TARGET COMPANY

The Target Company was established in the PRC as a limited liability company on 18 December 1995 with a duly paid up registered capital of US$36.64 million owned as to 75% by the Company and 25% by the Seller. The Target Company is engaged in manufacturing and domestic trading of beer. The results of the Target Company have been consolidated into the financial statements of the Group since the Company acquired 75% equity interest in the Target Company and will continue to be so after the Target Company becomes wholly owned by the Group upon completion of the Agreement.

As at 30 June 2008, the unaudited net asset value (in accordance with PRC GAAP) of the Target Company was approximately RMB438.44 million (approximately HK$498.23 million). The net assets values of the Target Company and the Sale Interest as at 31 March 2008 appraised based on costs methodology by a PRC assets appraisal company appointed by the Company were approximately RMB423.47 million (approximately HK$481.22 million) and approximately RMB105.87 million (approximately HK$120.31 million) respectively.

For the financial year ended 31 December 2007, the audited net profit (in accordance with PRC GAAP) of the Target Company both before and after taxation and minority interest was approximately RMB16.79 million (approximately HK$19.08 million). For the financial year ended 31 December 2006, the audited net profit (in accordance with PRC GAAP) of the Target Company both before and after taxation and minority interest was approximately RMB12.88 million (approximately HK$14.64 million).

REASONS FOR ENTERING INTO THE AGREEMENT

The Group is engaged in the brewery and sales of beer, and other related business. The board of Directors consider that the entering into the Agreement will simplify the shareholding structure of the Group, enhancing the management, integrate, coordinate and regulate the operation of the Target Company which is in line with the Group's business strategy.

The Directors (including the independent non-executive Directors) consider that the terms of the Agreement are on normal commercial terms and are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATION

The Seller is a substantial shareholder of the Target Company, which is a 75%-owned subsidiary of the Company and is therefore a connected person of the Company. The entering into of the Agreement constitutes a connected transaction for the Company under the Listing Rules. As each of the percentage ratios (other than the profits ratio) as defined in Rule 14A.10 of the Listing Rules is more than 0.1% but less than 2.5%, the entering into of the Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

The Company has no prior transaction (other than the subject connected transaction) with the Seller which is required to be aggregated under Rule 14A.25 of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Agreement"	the equity transfer agreement dated 9 September 2008 and made between the Seller and the Purchaser in relation to the transfer of the Sale Interest from the Seller to the Purchaser
"Company"	Tsingtao Brewery Company Limited, a sino-foreign joint stock limited company established in the PRC
"connected person(s) and associate(s)"	has the meaning ascribed to it in the Listing Rules
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC GAAP"	generally accepted accounting principles in the PRC
"PRC"	the People's Republic of China

"Purchaser"	Tsingtao Beer (H. K.) Trading Company Limited (青島啤酒香港貿易有限公司), a wholly-owned subsidiary of the Company
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Interest"	25% equity interest in the Target Company held by the Seller to be transferred to the Purchaser pursuant to the Agreement
"Seller"	Carlsberg Brewery Hong Kong Limited, a company incorporated in Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial shareholder"	has the meaning ascribed to it in the Listing Rules
"Target Company"	青島啤酒上海松江有限公司 (Tsingtao Beer Shanghai Songjiang Company Limited), a limited liability company established in the PRC on 18 December 1995

Unless otherwise specified in this announcement and for the purpose of illustration only, RMB is translated to HK$ at the rates of HK$1.00 = RMB0.88. No representation is made that any amount in RMB has been or could be converted at the above rate or at any other rates or at all.

By order of the board of Directors
Tsingtao Brewery Company Limited
Jin Zhi Guo
Chairman

Qingdao, the People's Republic of China
9 September 2008

The board of directors of Tsingtao Brewery Company Limited as at the date hereof comprises:

Executive Directors:	*Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice-Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark. F. SCHUMM*
Independent non-executive Directors:	*Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

CLARIFICATION ANNOUNCEMENT

On 23 and 24 September 2008, some of the domestic and Hong Kong media made certain untrue reports saying that the General Administration of Quality Supervision, Inspection and Quarantine of the People's Republic of China had also recently tested certain liquor products and found products of some well-known liquor enterprises (including Tsingtao Beer) containing sodium nitrite which might cause cancer. Tsingtao Brewery Company Limited (the "Company") hereby clarifies that: such reports are only based on rumour and have no substance. The products of the Company do not contain sodium nitrite as reported. The Company would like to remind investors that they should rely on the information of the Company posted on the website of Hong Kong Exchanges and Clearing Limited and exercise caution when dealing in the shares of the Company.

By order of the board of directors
Tsingtao Brewery Company Limited
Jin Zhi Guo
Chairman

Qingdao, the People's Republic of China
24 September 2008

The board of directors of the Company as at the date hereof comprises:

Executive Directors: *Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM

Independent Directors: *Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT ON INCREASE IN SHAREHOLDING OF THE COMPANY BY CONTROLLING SHAREHOLDER

On 25 September 2008, Tsingtao Brewery Company Limited (the "Company") received a notice from Tsingtao Brewery Group Company Limited ("Tsingtao Group"), its controlling shareholder, that Tsingtao Group had increased its shareholding in the Company through the trading system of the Shanghai Stock Exchange on 25 September 2008. Details of the acquisition are as follows:

On 25 September 2008, Tsingtao Group increased its shareholding in the Company by 1,879,950 shares through the trading system of the Shanghai Stock Exchange. Immediately prior to this share acquisition, Tsingtao Group held 399,820,000 shares of the Company, representing approximately 30.56% of the total issued shares of the Company. Immediately following this share acquisition, Tsingtao Group held 401,699,950 shares of the Company, representing approximately 30.71% of the total issued shares of the Company.

Tsingtao Group intends to continue to increase its shareholding in the Company from the secondary market within 12 months (from the date of this share acquisition) in its own name or through parties acting in concert in an aggregate amount not exceeding 2% of the total issued shares of the Company (including the shares in this share acquisition).

Tsingtao Group undertakes that it will not sell any shares it held in the Company during the period of the implementation of the further share acquisition plan and within the statutory period.

By order of the board of directors
Tsingtao Brewery Company Limited
Jin Zhi Guo
Chairman

Qingdao, the People's Republic of China
25 September 2008

The board of directors of the Company as at the date hereof comprises:

Executive Directors: *Mr. JIN Zhi Guo (Chairman), Mr. WANG Fan (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*

Non-executive Directors: Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM

Independent Directors: *Mr. FU Yang, Ms. LI Yan, Mr. POON Chiu Kwok and Ms. WANG Shu Wen*

END